                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------
                               AMENDMENT NO. 2 TO
                                   SCHEDULE TO
                                 (RULE 14d-100)

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            CLINTRIALS RESEARCH INC.
                       (Name of Subject Company (Issuer))

                            INDIGO ACQUISITION CORP.
                          a wholly owned subsidiary of
                         INVERESK RESEARCH (CANADA) INC.
                          a wholly owned subsidiary of
                         INVERESK RESEARCH GROUP LIMITED
                       (Name of Filing Persons (Offerors))

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    188767107
                      (CUSIP Number of class of securities)

                                STEWART G. LESLIE
                         INVERESK RESEARCH GROUP LIMITED
                           ELPHINSTONE RESEARCH CENTRE
                         TRANENT, EAST LOTHIAN EH33 2NE
                            SCOTLAND, UNITED KINGDOM
                               +44 (1875) 614-545

        (Name, Address and Telephone No. of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:
                               JOHN A. HEALY, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                200 PARK AVENUE,
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                            -------------------------
                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
             TRANSACTION VALUATION                     AMOUNT OF FILING FEE
                  $123,490,056                               $24,699*
--------------------------------------------------------------------------------

   * Previously paid.


  [ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]  third-party tender offer subject to Rule 14d-1.
      [ ]  issuer tender offer subject to Rule 13e-4.
      [ ]  going-private transaction subject to Rule 13e-3.
      [ ]  amendment to Schedule 13D under Rule 13d-2.


  Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




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                         AMENDMENT NO. 2 TO SCHEDULE TO

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "Commission") on March 5, 2001, as amended by Amendment No. 1 filed with the Commission on March 19, 2001 (the "Schedule TO"), relating to the offer by Indigo Acquisition Corp., a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of Inveresk Research (Canada) Inc., a corporation organized under the laws of Canada ("Inveresk Canada"), which, in turn, is a wholly owned subsidiary of Inveresk Research Group Limited, a company organized under the laws of Scotland ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of ClinTrials Research Inc., a Delaware corporation (the "Company") at a price of $6.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2001 (the "Offer to Purchase"), a copy of which was attached as Exhibit (a)(1) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was attached to the Schedule TO as Exhibit (a)(2).

SCHEDULE TO

        The Schedule TO is hereby supplemented and/or amended as provided below.

ITEM 11.  ADDITIONAL INFORMATION.

        Item 11 of the Schedule TO is amended by adding the following:

        The applicable waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired on Monday, March 19, 2001.

        The offer remains conditioned upon, among other things, the Company's shareholders tendering and not withdrawing prior to the expiration of the offer at least a majority of the total number of all outstanding Shares plus all Shares issuable upon exercise of options and other similar rights to purchase Shares.

        For additional information regarding the expiration of the waiting period, see the text of the press release filed as an exhibit hereto.

ITEM 12.  EXHIBITS.

        Item 12 of the Schedule TO is amended by adding the following:

        (a)(10) Press release issued by Parent, dated March 20, 2001, announcing the expiration of the waiting period under the HSR Act.









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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2001                  INDIGO Acquisition Corp.


                                      /s/ Walter Nimmo
                                      -----------------------------------------
                                      Name:  Walter Nimmo
                                      Title: President


                                      /s/ Alastair McEwan
                                      -----------------------------------------
                                      Name:  Alastair McEwan
                                      Title: Vice President

                                      INVERESK RESEARCH (CANADA) INC.


                                      /s/ Walter Nimmo
                                      -----------------------------------------
                                      Name:  Walter Nimmo
                                      Title: President

                                      INVERESK RESEARCH GROUP LIMITED


                                      /s/ Walter Nimmo
                                      -----------------------------------------
                                      Name:   Walter Nimmo
                                      Title: Chief Executive Officer


                                      /s/ Stewart Leslie
                                      -----------------------------------------
                                      Name:  Stewart Leslie
                                      Title: Director and Company Secretary




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